As furnished to the Securities and Exchange Commission on November 15, 2002.
                                                         File No. 333-12860
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                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549

                                  FORM 6-K

                          REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 of
                    THE SECURITIES EXCHANGE ACT OF 1934

                       For the month of November 2002
                          ________________________
                              iesy Hessen GmbH
                   (formerly known as eKabel Hessen GmbH)
           (Exact Name of Registrant as Specified in its Charter)

                              Kleyerstrasse 88
                         D-60326 Frankfurt am Main
                                  Germany
                  (Address of principal executive offices)
                          ________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ____X_____          Form 40-F__________

Indicate by check mark whether by furnishing the information in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.

    Yes__________                     No____X______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

Re: Announcement regarding a third party proposal for the equitization of the Senior Notes of iesy Hessen GmbH and other matters.

iesy Financial Restructuring

         Overview

         iesy Hessen GmbH (the "Company" and together with its subsidiaries, "iesy") has been in discussions with an informal committee (the "Committee") of certain holders of the 14.5% Senior Dollar Notes and the 14.5% Senior Euro Notes issued by the Company (collectively, the "Notes") in connection with a possible financial restructuring of iesy (the "iesy Restructuring"). To facilitate discussions with the Committee, the Company employed John Gregg to fill the position of Chief Restructuring Officer. As previously disclosed, the Company has retained Jefferies & Company, Inc. to advise it in the restructuring of its capital structure and evaluating its strategic alternatives.

         iesy Restructuring Proposal from the Committee

         The negotiations with the Committee and its advisors, which preliminarily commenced in May 2002 and have been extensive in September and October 2002, have culminated in a restructuring proposal from the Committee. The restructuring proposal from the Committee takes the form of a Support Agreement with attached exhibits (collectively, the "Transaction Documents"). The Transaction Documents contemplate that the iesy Restructuring would take place below the Company level. Under certain circumstances, the iesy Restructuring would involve either the (1) issuance of new equity interests of a subsidiary of the Company or (2) transfer by the Company of all or a portion of its equity interests of iesy Hessen Finanz GmbH & Co. KG to an entity controlled by the Committee, in each case in exchange for the cancellation of the Notes. The newly restructured iesy entity is referred to herein as "New iesy". The Transaction Documents provide that the Committee retains sole discretion of the structure, timing, terms and conditions of the iesy Restructuring.

         Valuation Analysis

         On October 29, 2002, the Company retained a valuation expert to conduct a valuation analysis of the Company, as a legal entity, in light of the Company's current assets, liabilities, cash flow, access to capital, operations, results of operations and business. The Company cannot provide assurances or predictions of the outcome of this valuation analysis, including whether the Company currently is overindebted or may become so in the future. Under German law, if a company is determined to be overindebted or illiquid, it must file insolvency proceedings within three weeks unless such overindebtedness or illiquidity is cured. The Support Agreement provides that it will remain in full force and effect notwithstanding the commencement or continuation of a bankruptcy or insolvency proceeding by or against iesy, except as set forth below in the section titled "Termination".

Terms and Conditions of the Support Agreement

         Parties

         The parties to the Support Agreement initially are comprised of the members of the Committee, the direct and indirect equity holders of eKabel L.P. ("eKabel"), which holds 65% of the common equity of the Company, and certain individuals associated with iesy. The parties to the Support Agreement other than the members of the Committee are referred to herein as the "Participating Parties". At this time, none of iesy Holdings GmbH, the parent of the Company, or its subsidiaries, including the Company, are parties to the Support Agreement, however the Support Agreement permits them to become parties at any time. In addition, holders of Notes who are not members of the Committee are permitted to become parties to the Support Agreement at any time.

         Timing

         The Support Agreement is expected to become effective on or about November 20, 2002. The transactions contemplated by the Support Agreement are expected to be consummated prior to December 31, 2002, although there can be no assurance of the specific timing of the consummation of these transactions, if ever.

         Cash Facilitation Fee

         If the iesy Restructuring is completed as contemplated by the Support Agreement, the parties to the Support Agreement who are the "ultimate beneficial owners" of interests in eKabel will receive their pro rata portion of a maximum $2.6 million cash facilitation fee, less their pro rata share of expenses incurred at the eKabel partnership level, for their cooperation in the iesy Restructuring (not in respect of their equity stake in iesy). Deutsche Telekom AG, which holds 35% of the common equity of the Company and is not a party to the Support Agreement, is entitled to a cash facilitation fee of $1.4 million in the event the current commercial arrangements among iesy and Deutsche Telekom AG are restructured on terms satisfactory to the Committee. The cash facilitation fee payments will be made by New iesy on the completion date of the iesy Restructuring.

         The payment of the cash facilitation fee under the Support Agreement is subject to various conditions precedent, the two most significant of which are that the bank credit facility of iesy must be amended on terms satisfactory to the Committee and the commercial arrangements among iesy and Deutsche Telekom AG must be restructured on terms satisfactory to the Committee.

         Obligations of the Participating Parties under the Support Agreement

         The Support Agreement requires the Participating Parties, prior to the earlier of the iesy Restructuring completion date and the termination of the Support Agreement, to among other matters and subject to certain conditions:

     o   not transfer their interests in eKabel;

     o   not take any action that could impede or delay the iesy
         Restructuring;

     o provide information to the Committee that may assist the Committee in the iesy Restructuring;

     o terminate existing agreements with iesy and waive any future payments under such agreements, except as approved by the Committee;

     o use their commercially reasonable efforts to cause iesy to operate its businesses in accordance with the iesy business plan agreed previously between iesy and the Committee; and

     o cause the transfer of the direct equity interests in iesy Hessen Finanz GmbH & Co. KG, iesy Hessen GmbH & Co. KG and their respective general partners held by eKabel to an entity designated by the Committee.

         Termination

         The Support Agreement may terminate, if among other matters, the iesy Restructuring is not completed on or prior to March 31, 2003 or if an insolvency proceeding is filed by or against any of the iesy companies and an insolvency administrator (1) refuses in writing to approve or consent to the iesy Restructuring as contemplated by the Support Agreement or (2) takes affirmative action to offer or effect the sale of any assets of iesy.

         Release Agreement

         The Support Agreement provides that iesy and the parties to the Support Agreement will enter into a release and covenant not to sue agreement with respect to iesy, the iesy Restructuring and related matters. The release and covenant not to sue agreement contemplates that, among other matters, the parties will provide cross releases and the members of the Committee will dismiss with prejudice all litigation against the other parties relating to iesy, the iesy Restructuring and related matters.

         The release and covenant not to sue agreement will become effective on the earlier of: (1)(a) the date a release is provided to Deutsche Telekom AG and its associated entities, (b) eKabel transfers its direct equity interests in iesy Hessen Finanz GmbH & Co. KG, iesy Hessen GmbH & Co. KG and their respective general partners to an entity designated by the Committee, and (c) the parties to the Support Agreement (other than the Committee members) and Deutsche Telekom AG and its associated entities have taken all actions reasonably requested by the Committee necessary to consummate the iesy Restructuring; and (2) the completion date of the iesy Restructuring.

         The members of the Committee have agreed under the terms of the Support Agreement that on the effective date of the Support Agreement and until the earlier of the effectiveness of the Release Agreement and the termination of the Support Agreement, not to pursue or facilitate possible litigation relating to iesy, the iesy Restructuring and related matters for the benefit of the parties to the Support Agreement (other than the Committee members).

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This Form 6-K includes, as well as information included in oral statements or other written statements made or to be made by the Company, statements which, in the opinion of the Company, may constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 in the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from those contemplated, projected, forecasted, estimated, or budgeted, whether expressed or implied, by such forward-looking statements. These risks and uncertainties include, but are not limited to: the inability to complete the financial restructuring of the Company in a timely manner, if at all; the Committee retaining sole discretion of the structure, timing, terms and conditions of the iesy Restructuring; the impact of the iesy Restructuring on the business, finances, operations, results of operations and prospects of iesy; the outcome of the valuation analysis currently being undertaken and actions that may need to be taken in connection therewith; the likelihood that the conditions precedent to the consummation of the transactions contemplated by the Support Agreement will be satisfied or waived on a timely basis, if ever; the ability of the Company to market its existing and planned services to current and new customers; delays in the timing of the development and launch of the Company's planned services; unfavorable market pricing conditions for the Company's existing and planned services and for competing services; increased competition; the impact of new business opportunities requiring significant up-front investment; interest rate and currency exchange rate fluctuations; and adverse trends in regulatory, legislative, and judicial developments. Consequently, all the forward-looking statements contained in this Form 6-K are qualified by the information contained herein, the information contained in the Company's Form 6-K for the month of August 2002 under the heading "Information Regarding Forward-Looking Statements" and by the material set forth under the headings "Business" and "Risk Factors" in the Company's Form 20-F filed on May 31, 2002, as amended on June 14, 2002, and any other documents within the public domain. The Company is under no obligation to publicly release any revision or update to any forward-looking statement contained herein to reflect actual results, future events or uncertainties, changes in assumptions or changes in factors affecting such statements.

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            iesy Hessen GmbH


Date: November 15, 2002                By: /s/ Bruno Claude
                                           ----------------------------
                                           Bruno Claude
                                           Chief Executive Officer


Date: November 15, 2002                By: /s/ John Gregg
                                           ----------------------------
                                           John Gregg
                                           Managing Director


Date: November 15, 2002                By: /s/ Otto Rathsman
                                           ----------------------------
                                           Otto Rathsman
                                           Chief Financial Officer and Prokurist